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ERF WIRELESS, INC.
2911 SOUTH SHORE BLVD., SUITE 100
LEAGUE CITY, TX 77573
TEL: 281-538-2101   Fax: 281-538-2121


                                January 11, 2006

Mr. Larry Spirgel
U.S. Securities & Exchange Commission
450 5th Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

         Re:      ERF Wireless, Inc.
                  Registration Statement on Form SB-2
                  Filed December 12, 2005
                  File No. 333-130274

Dear Mr. Spirgel:

         The Company respectfully requests that effectiveness of the above referenced Registration Statement be accelerated to 4:00 P.M. Eastern Time on January 13, 2006, or as soon thereafter as practicable.

         The Company acknowledges the following:

         o Should the Commission or the staff, acting by delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action on the registration statement.

         o The action of the Commission or the staff, acting by delegated authority in declaring the registration statement effective, does not relieve ERF Wireless, Inc. from its full responsibility for the accuracy of the registration statement's disclosure.

         o ERF Wireless, Inc. may not assert the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective as a defense in an proceedings initiated by the Commission or any person under the United States' federal securities laws.

                                                     Very truly yours,

                                                     ERF WIRELESS, INC.

                                                     /S/ R. Greg Smith
                                                     ---------------------------
                                                     R. Greg Smith
                                                     Chief Executive Officer

cc:      Mr. Albert Tappas - VIA FEDERAL EXPRESS
         U.S. Securities & Exchange Commission